Exhibit 99.10

IFRS INR Earnings Release

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Consolidated Interim Financial Statements

We have audited the accompanying consolidated interim financial statements of Infosys Limited (“the Company”) and its subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheet as at 31 March 2017, the consolidated statement of comprehensive income for the three months and year then ended, the consolidated statements of changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information (herein after referred to as “consolidated interim financial statements”).

Management’s Responsibility for the Consolidated Interim Financial Statements

The Company’s Board of Directors is responsible for the preparation of these consolidated interim financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by International Accounting Standards Board (“IFRS”).

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit.

We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Group has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated interim financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the consolidated interim financial position as at 31 March 2017;

(b)	in the case of the consolidated statement of comprehensive income, of the consolidated interim financial performance for the three months and year ended on that date;

(c)	in the case of the consolidated statement of changes in equity, of the consolidated changes in equity for the year ended on that date; and

(d)	in the case of the consolidated statement of cash flows, of the consolidated cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Bengaluru

13 April 2017

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheets as of	Note	March 31, 2017	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	2.1	22,625	32,697
Current investments	2.2	9,970	75
Trade receivables		12,322	11,330
Unbilled revenue		3,648	3,029
Prepayments and other current assets	2.4	4,856	4,448
Derivative financial instruments	2.3	284	116
Total current assets		53,705	51,695
Non-current assets
Property, plant and equipment	2.7	11,716	10,530
Goodwill	2.8	3,652	3,764
Intangible assets	2.8	776	985
Investment in associate		71	103
Non-current investments	2.2	6,382	1,811
Deferred income tax assets	2.16	540	536
Income tax assets	2.16	5,716	5,230
Other non-current assets	2.4	797	735
Total non-current assets		29,650	23,694
Total assets		83,355	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables		367	386
Derivative financial instruments	2.3	2	5
Current income tax liabilities	2.16	3,885	3,410
Client deposits		32	28
Unearned revenue		1,777	1,332
Employee benefit obligations		1,359	1,341
Provisions	2.6	405	512
Other current liabilities	2.5	6,186	6,225
Total current liabilities		14,013	13,239
Non-current liabilities
Deferred income tax liabilities	2.16	207	256
Other non-current liabilities	2.5	153	115
Total liabilities		14,373	13,610
Equity
Share capital- 5/- par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 228,56,55,150 (228,56,21,088) net of 1,12,89,514 (1,13,23,576) treasury shares as of March 31, 2017 (March 31, 2016), respectively		1,144	1,144
Share premium		2,356	2,241
Retained earnings		65,056	57,655
Cash flow hedge reserve		39	–
Other reserves		–	–
Other components of equity		387	739
Total equity attributable to equity holders of the Company		68,982	61,779
Non-controlling interests		–	–
Total equity		68,982	61,779
Total liabilities and equity		83,355	75,389

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Three months ended March 31,		Year ended March 31,
		2017	2016	2017	2016
Revenues		17,120	16,550	68,484	62,441
Cost of sales	2.10	10,770	10,262	43,253	39,098
Gross profit		6,350	6,288	25,231	23,343
Operating expenses:
Selling and marketing expenses	2.10	889	909	3,591	3,431
Administrative expenses	2.10	1,249	1,159	4,739	4,292
Total operating expenses		2,138	2,068	8,330	7,723
Operating profit		4,212	4,220	16,901	15,620
Other income, net	2.13	746	772	3,080	3,125
Share in associate's loss and others		(25)	(1)	(30)	(3)
Profit before income taxes		4,933	4,991	19,951	18,742
Income tax expense	2.16	1,330	1,394	5,598	5,251
Net profit		3,603	3,597	14,353	13,491
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.11 & 2.16	20	(3)	(45)	(12)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9	2.2	–	–	(35)	–
Equity instruments through other comprehensive income, net	2.2 & 2.16	(5)	–	(5)	–
		15	(3)	(85)	(12)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.3 & 2.16	11	–	39	–
Exchange differences on translation of foreign operations		(197)	96	(257)	303
Fair value changes on investments, net	2.2 & 2.16	(10)	19	(10)	41
		(196)	115	(228)	344
Total other comprehensive income, net of tax		(181)	112	(313)	332
Total comprehensive income		3,422	3,709	14,040	13,823
Profit attributable to:
Owners of the company		3,603	3,597	14,353	13,491
Non-controlling interests		–	–	–	–
		3,603	3,597	14,353	13,491
Total comprehensive income attributable to:
Owners of the company		3,422	3,709	14,040	13,823
Non-controlling interests		–	–	–	–
		3,422	3,709	14,040	13,823
Earnings per equity share
Basic ()		15.77	15.74	62.80	59.03
Diluted ()		15.76	15.74	62.77	59.02
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		2,285,654,881	2,285,620,957	2,285,639,447	2,285,616,160
Diluted		2,286,652,003	2,285,750,316	2,286,396,745	2,285,718,894

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except equity share data)

	Shares(2)	Share capital	Share premium	Retained earnings	Other reserves(3)	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as of April 1, 2015	114,28,05,132	572	2,806	50,978	–	407	–	54,763
Changes in equity for the year ended March 31, 2016
Increase in share capital on account of bonus issue (1) (refer to note 2.12)	114,28,05,132	572	–	–	–	–	–	572
Amounts utilized for bonus issue (refer note 2.12)(1)	–	–	(572)	–	–	–	–	(572)
Shares issued on exercise of employee stock options (refer note 2.15)	10,824	–	–	–	–	–	–	–
Transferred to other reserves (refer note 2.12)	–	–	–	(591)	591	–	–	–
Transferred from other reserves on utilisation (refer note 2.12)	–	–	–	591	(591)	–	–	–
Employee stock compensation expense (refer to note 2.15)	–	–	7	–	–	–	–	7
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.16)	–	–	–	–	–	(12)	–	(12)
Dividends (including corporate dividend tax)	–	–	–	(6,814)	–	–	–	(6,814)
Fair value changes on investments (refer note 2.2 & 2.16)	–	–	–	–	–	41	–	41
Net profit	–	–	–	13,491	–	–	–	13,491
Exchange differences on translation of foreign operations	–	–	–	–	–	303	–	303
Balance as of March 31, 2016	228,56,21,088	1,144	2,241	57,655	–	739	–	61,779
Changes in equity for the year ended March 31, 2017
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.2)	–	–	–	–	–	(35)	–	(35)
Shares issued on exercise of employee stock options (Refer note 2.15)	34,062	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	1
Employee stock compensation expense (refer to note 2.15)	–	–	114	–	–	–	–	114
Transferred to other reserves (refer note 2.12)	–	–	–	(953)	953	–	–	–
Transferred from other reserves on utilisation (refer note 2.12)	–	–	–	953	(953)	–	–	–
Fair value changes on cash flow hedge, net of tax effects (Refer note 2.3)	–	–	–	–	–	–	39	39
Equity instruments through other comprehensive income, net of tax effect (Refer note 2.2 & 2.16)	–	–	–	–	–	(5)	–	(5)
Fair value changes on investments, net of tax effect (Refer note 2.2 & 2.16)	–	–	–	–	–	(10)	–	(10)
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.16)	–	–	–	–	–	(45)	–	(45)
Dividends (including corporate dividend tax)	–	–	–	(6,952)	–	–	–	(6,952)
Net profit	–	–	–	14,353	–	–	–	14,353
Exchange differences on translation of foreign operations	–	–	–	–	–	(257)	–	(257)
Balance as of March 31, 2017	228,56,55,150	1,144	2,356	65,056	–	387	39	68,982

(1)	net of treasury shares

(2)	excludes treasury shares of 1,12,89,514 as of March 31, 2017, 1,13,23,576 as of March 31, 2016, and 56,67,200 as of April 1, 2015, held by consolidated trust.

(3)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2017	2016
Operating activities:
Net Profit		14,353	13,491
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 and 2.8	1,703	1,459
Income tax expense	2.16	5,598	5,251
Income on investments		(348)	(176)
Effect of exchange rate changes on assets and liabilities		38	71
Deferred consideration pertaining to acquisition		–	149
Impairment loss on financial assets		132	(52)
Other adjustments		184	169
Changes in working capital
Trade receivables and unbilled revenue		(1,743)	(1,654)
Prepayments and other assets		(471)	(1,442)
Trade payables		(19)	242
Client deposits		4	1
Unearned revenue		445	280
Other liabilities and provisions		(160)	319
Cash generated from operations		19,716	18,108
Income taxes paid	2.16	(5,653)	(5,865)
Net cash provided by operating activities		14,063	12,243
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	2.7 and 2.8	(2,760)	(2,723)
Loans to employees		27	(75)
Deposits placed with corporation		(164)	(142)
Income on investments		221	168
Payment for acquisition of business, net of cash acquired	2.9	–	(747)
Payment of contingent consideration pertaining to acquisition of business	2.9	(36)	–
Investment in equity and preference securities		(68)	(82)
Investment in others		(26)	(22)
Investment in quoted debt securities		(4,278)	(302)
Redemption of quoted debt securities		7	–
Investment in certificate of deposits		(7,823)	–
Investment in liquid mutual fund units and fixed maturity plan securities		(54,215)	(24,171)
Redemption of liquid mutual fund units and fixed maturity plan securities		52,041	24,980
Net cash used in investing activities		(17,074)	(3,116)
Financing activities:
Payment of dividends (includes corporate dividend tax)		(6,939)	(6,813)
Net cash used in financing activities		(6,939)	(6,813)
Effect of exchange rate changes on cash and cash equivalents		(122)	16
Net decrease in cash and cash equivalents		(9,950)	2,314
Cash and cash equivalents at the beginning of the period	2.1	32,697	30,367
Cash and cash equivalents at the end of the period	2.1	22,625	32,697
Supplementary information:
Restricted cash balance	2.1	572	492

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation. Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's consolidated interim financial statements are authorized for issue by the company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the quarter figures in these financial statements added up to the figures reported for the previous quarters might not always add up to the year figures reported in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22–25 years
Plant and machinery	5 years
Computer equipment	3–5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.7)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics

- Financial assets carried at amortised cost

- Financial assets fair valued through other comprehensive income

- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated. The impact on account of adoption of IFRS 9 is given in Note 2.2.

1.11.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a.	Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.11.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments.

1.13 Impairment

a. Financial assets

The group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the consolidated statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating Profits

Operating Profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers

The standard permits two possible methods of transition:

•	Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented.

The group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

Amendments to IAS 7, 'Statement of cash flows’: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group is evaluating the disclosure requirements of the amendment and the effect on the consolidated financial statements is being evaluated.

Amendments to IFRS 2, 'Share-based payment': In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements is being evaluated.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Cash and bank deposits	14,889	27,420
Deposits with financial institution	7,736	5,277
	22,625	32,697

Cash and cash equivalents as of March 31, 2017 and March 31, 2016 include restricted cash and bank balances of 572 crore and 492 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Current Accounts
ANZ Bank, Taiwan	3	13
Axis Bank, India	1	1
Axis Bank - Unpaid dividend account	2	2
Banamex Bank, Mexico	2	5
Banamex Bank, Mexico (U.S. Dollar account)	8	3
Bank of America, Mexico	54	21
Bank of America, USA	1,030	681
Bank Zachodni WBK S.A, Poland	4	3
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
Barclays Bank, UK	1	19
Bank Leumi, Israel (US Dollar account)	2	17
Bank Leumi, Israel	11	10
BNP Paribas Bank, Norway	17	–
China Merchants Bank, China	9	8
Citibank N.A, China	61	65
Citibank N.A., China (U.S. Dollar account)	11	72
Citibank N.A., Costa Rica	5	2
Citibank N.A., Australia	19	72
Citibank N.A., Brazil	30	5
Citibank N.A., Dubai	1	1
Citibank N.A., Hungary	3	–
Citibank N.A., India	3	1
Citibank N.A., Japan	12	15
Citibank N.A., New Zealand	10	6
Citibank N.A., Portugal	2	2
Citibank N.A., Singapore	2	3
Citibank N.A., South Korea	1	–
Citibank N.A., South Africa	9	5
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., USA	78	60
CitiBank N.A., EEFC (U.S. Dollar account)	1	–
Commerzbank, Germany	18	19
Crédit Industriel et Commercial Bank, France	–	4
Deutsche Bank, India	12	8
Deutsche Bank, Philippines	5	13
Deutsche Bank, Philippines (U.S. Dollar account)	4	1
Deutsche Bank, Poland	12	5
Deutsche Bank, Poland (Euro account)	4	–
Deutsche Bank, EEFC (Australian Dollar account)	38	2
Deutsche Bank, EEFC (Euro account)	25	32
Deutsche Bank, EEFC (Swiss Franc account)	2	5
Deutsche Bank, EEFC (U.S. Dollar account)	76	96
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	10	9
Deutsche Bank, Belgium	10	59
Deutsche Bank, Malaysia	7	9
Deutsche Bank, Czech Republic	8	14
Deutsche Bank, Czech Republic (Euro account)	7	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	30	28
Deutsche Bank, France	8	10
Deutsche Bank, Germany	48	17
Deutsche Bank, Netherlands	2	6
Deutsche Bank, Russia	3	2
Deutsche Bank, Russia (U.S. Dollar account)	1	1
Deutsche Bank, Singapore	6	4
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	9	1
Deutsche Bank, Switzerland (U.S. Dollar account)	1	–
Deutsche Bank, United Kingdom	26	170
Deutsche Bank, USA	12	–
HDFC Bank - Unpaid dividend account	2	1
HSBC Bank, Brazil	1	5
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	53	72
ICICI Bank, EEFC (Euro account)	1	–
ICICI Bank, EEFC (U.S. Dollar account)	5	10
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	–
ICICI Bank - Unpaid dividend account	13	2
ING Bank, Belgium	2	3
Nordbanken, Sweden	33	15
Punjab National Bank, India	6	4
Raiffeisen Bank, Czech Republic	4	5
Raiffeisen Bank, Romania	4	4
Royal Bank of Canada, Canada	83	78
Santander Bank, Argentina	1	–
State Bank of India, India	7	8
Silicon Valley Bank, USA	4	5
Silicon Valley Bank, (Euro account)	19	65
Silicon Valley Bank, (United Kingdom Pound Sterling account)	2	19
Union Bank of Switzerland AG	3	15
Union Bank of Switzerland AG, (Euro account)	4	12
Union Bank of Switzerland AG, (Australian Dollar account)	–	2
Union Bank of Switzerland AG, (U.S. Dollar account)	–	28
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	4
Wells Fargo Bank N.A., USA	33	23
Westpac, Australia	1	6
	2,061	1,999
Deposit Accounts
Andhra Bank	–	948
Axis Bank	1,175	1,340
Bank BGZ BNP Paribas S.A	183	–
Bank of India	–	77
Barclays Bank	825	–
Canara Bank	261	2,247
Central Bank of India	–	1,538
Citibank	167	128
Corporation Bank	–	1,285
Deutsche Bank, Poland	71	237
HDFC Bank	469	2,650
HSBC Bank	500	–
ICICI Bank	4,869	4,199
IDBI Bank	1,750	1,900
IDFC Bank	200	–
Indian Overseas Bank	–	1,250
Indusind Bank	191	250
Jammu & Kashmir Bank	–	25
Kotak Mahindra Bank Limited	535	537
National Australia Bank Limited	–	1
Oriental Bank of Commerce	–	1,967
Punjab National Bank	–	18
South Indian Bank	450	23
Standard Chartered Bank	500	–
State Bank of India	–	2,367
Syndicate Bank	49	1,266
Union Bank of India	–	140
Vijaya Bank	–	304
Yes Bank	633	724
Deposits with financial institution	12,828	25,421
HDFC Limited	7,036	5,277
LIC Housing Finance Limited	700	–
	7,736	5,277
Total	22,625	32,697

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

	As of
	March 31, 2017	March 31, 2016
(i) Current
Amortised Cost
Quoted debt securities:
Cost	9	7
Fair value through profit and loss
Liquid mutual funds
Fair Value	1,803	68
Fixed maturity plan securities
Fair Value	151	–
Fair value through other comprehensive income
Quoted debt securities:
Fair value	102	–
Certificate of deposits
Fair value	7,905	–
	9,970	75
Non-current
Amortised Cost
Quoted debt securities:
Cost	1,898	1,696
Fair value through other comprehensive income
Quoted debt securities:
Fair value	3,873	–
Unquoted equity and preference securities:
Fair value	159	93
Fair Value through profit and loss
Unquoted convertible promissory note
Fair value	10	–
Fixed maturity plan securities
Fair Value	407	–
Others:
Fair value	35	22
	6,382	1,811
Total investments	16,352	1,886
Investments carried at amortised cost	1,907	1,703
Investments carried at fair value through other comprehensive income	12,039	93
Investments carried at fair value through profit and loss	2,406	90

Mutual funds

The cost and fair value of mutual funds as of March 31, 2017 was 1,799 crore and 1,803 crore, respectively. The cost and fair value of liquid mutual funds as of March 31, 2016 was 68 crore. The fair value is based on quoted price.

Fixed maturity plan securities:

The cost and fair value as of March 31, 2017 is 555 crore and 558 crore, respectively. The fair value is based on market observable inputs.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organisations. The fair value of quoted debt securities (including interest accrued) as of March 31, 2017 and March 31, 2016 is 2,168 crore and 1,703 crore, respectively. The fair value is based on quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions. The cost and fair value of non-convertible debentures (including interest accrued) as of March 31, 2017 is 3,982 crore and 3,975 crore. The fair value is based on quoted prices and market observable inputs. The unrealised loss of 7 crore, net of taxes of less than 1 crore, has been recognized in other comprehensive income for each of the three months and year ended March 31, 2017.

Certificate of deposits:

The cost and fair value of certificate of deposits as of March 31, 2017 is 7,910 crore and 7,905 crore. The fair value is based on market observable inputs. The unrealised loss of 3 crore, net of taxes of 2 crore, has been recognized in other comprehensive income for each of the three months and year ended March 31, 2017.

Unquoted equity and preference securities:

The amount invested and fair value of unquoted equity and preference securities as of March 31, 2017 is 161 crore and 159 crore, respectively. The fair value is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Impact on account of adoption of IFRS 9

Certain investments which were earlier carried at fair value through other comprehensive income under IAS 39, Financial Instruments: Recognition and measurement are now carried at amortised cost under IFRS 9, where the business model is to hold the asset, in order to collect contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount. Further, certain investments carried at fair value through other comprehensive income under IAS 39 are now fair valued through profit and loss under IFRS 9. The impact of such change in measurement did not have a material impact on the financial statements. Hence, the company has not restated the prior period figures and the cumulative impact has been recorded in other comprehensive income for the year ended March 31, 2017.

Accordingly, for the year ended March 31, 2017, the company has recorded, in its other comprehensive income, a reversal of unrealised gain, net of taxes, of 35 crore (recorded on quoted debt securities as on April, 1, 2016), with a corresponding change in investment and deferred taxes.

Further, under IFRS 9, the impairment of financial assets is measured under the 'Expected Credit Loss' (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The change in the impairment model did not have a material impact on the financial statements.

Details showing the changes in the classification and the corresponding differences in carrying amounts as of the transition date April 1, 2016

(In crore)

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	68	Fair value through profit or loss	68
Quoted debt securities:	Available for sale financial assets (1)	7	Amortized cost	7
Total		75		75
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	1,696	Amortized cost	1,599
Unquoted equity and preference securities	Available for sale financial assets (1)	93	Fair value through other comprehensive income	93
Others	Available for sale financial assets (1)	22	Fair value through profit or loss	22
Total		1,811		1,714
Total investments		1,886		1,789

(1) Fair value changes through other comprehensive income

Details showing the changes in the classification and the corresponding differences in carrying amounts as of the transition date April 1, 2015

(In crore)

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	842	Fair value through profit or loss	842
Fixed maturity plan securities:	Available for sale financial assets (1)	32	Fair value through profit or loss	32
Total		874		874
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	1,344	Amortized cost	1,304
Unquoted equity and preference securities	Available for sale financial assets (1)	1	Fair value through other comprehensive income	1
Total		1,345		1,305
Total investments		2,219		2,179

(1) Fair value changes through other comprehensive income

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	22,625	–	–	–	–	22,625	22,625
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	1,803	–	–	1,803	1,803
Fixed maturity plan securities	–	–	558	–	–	558	558
Quoted debt securities	1,907	–	–	–	3,975	5,882	6,143*
Certificate of deposits	–	–	–	–	7,905	7,905	7,905
Unquoted equity and preference securities	–	–	–	159	–	159	159
Unquoted investments others	–	–	35	–	–	35	35
Unquoted convertible promissory note	–	–	10	–	–	10	10
Trade receivables	12,322	–	–	–	–	12,322	12,322
Unbilled revenue	3,648	–	–	–	–	3,648	3,648
Prepayments and other assets (Refer Note 2.4)	2,658	–	–	–	–	2,658	2,658
Derivative financial instruments	–	–	232	–	52	284	284
Total	43,160	–	2,638	159	11,932	57,889
Liabilities:
Trade payables	367	–	–	–	–	367	367
Derivative financial instruments	–	–	2	–	–	2	2
Client deposits	32	–	–	–	–	32	32
Other liabilities including contingent consideration (Refer Note 2.5)	4,941	–	85	–	–	5,026	5,026
Total	5,340	–	87	–	–	5,427

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	32,697	–	–	–	–	32,697	32,697
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	68	–	–	68	68
Quoted debt securities	1,703	–	–	–	–	1,703	1,703*
Unquoted equity and preference securities:	–	–	22	93	–	115	115
Trade receivables	11,330	–	–	–	–	11,330	11,330
Unbilled revenue	3,029	–	–	–	–	3,029	3,029
Prepayments and other assets (Refer Note 2.4)	2,601	–	–	–	–	2,601	2,601
Derivative financial instruments	–	–	116	–	–	116	116
Total	51,360	–	206	93	–	51,659
Liabilities:
Trade payables	386	–	–	–	–	386	386
Derivative financial instruments	–	–	5	–	–	5	5
Client deposits	28	–	–	–	–	28	28
Other liabilities including contingent consideration (Refer Note 2.5)	4,880	–	117	–	–	4,997	4,997
Total	5,294	–	122	–	–	5,416

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2017:

(In crore)

	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note 2.2)	1,803	1,803	–	–
Investments in fixed maturity plan securities (Refer Note 2.2)	558	–	558	–
Investments in quoted debt securities (Refer Note 2.2)	6,143	3,662	2,481	–
Investments in certificate of deposits (Refer Note 2.2)	7,905	–	7,905	–
Investments in equity and preference securities (Refer Note 2.2)	159	–	–	159
Investment in Unquoted investments others (Refer Note 2.2)	35	–	–	35
Investment in unquoted convertible promissory note (Refer Note 2.2)	10	–	–	10
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	284	–	284	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer note 2.5)*	85	–	–	85

* Discounted $14 million (approximately 91 crore) at 14.2%

During the year ended March 31, 2017, quoted debt securities of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

Fair value hierarchy of assets and liabilities measured as of March 31, 2016:

(In crore)

	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	68	68	–	–
Investments in quoted debt securities (Refer Note 2.2)	1,703	376	1,327	–
Investments in equity securities and preference securities (Refer Note 2.2)	93	–	–	93
Others (Refer Note 2.2)	22	–	–	22
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	116	–	116	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	5	–	5	–
Liability towards contingent consideration (Refer note 2.5)*	117	–	–	117

* Discounted $20 million (approximately 132 crore) at 13.7%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rates and passage of time.

Income from financial assets or liabilities is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Interest income from financial assets carried at amortised cost (Refer Note 2.13)	444	640	2,361	2,636
Interest income on financial assets fair valued through other comprehensive income	160	–	190	–
Dividend income from investments carried at fair value through profit or loss (Refer Note 2.13)	–	9	29	63
Gain / (loss) on investments carried at fair value through profit or loss	66	–	119	–
	670	649	2,699	2,699

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

 (In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Unbilled revenue	2,439	440	325	123	306	3,633
Other assets	423	95	47	36	97	698
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Client deposits	(11)	(3)	(14)	–	(5)	(33)
Accrued Expenses	(954)	(215)	(140)	(39)	(148)	(1,496)
Employee benefit obligations	(556)	(79)	(22)	(150)	(125)	(932)
Other liabilities	(608)	(109)	(35)	(22)	(269)	(1,043)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,124	167	202	171	601	2,265
Trade receivables	7,558	1,280	721	598	696	10,853
Unbilled revenue	1,871	368	190	114	253	2,796
Other assets	96	37	26	10	84	253
Trade payables	(126)	(75)	(73)	(4)	(76)	(354)
Client deposits	(20)	(2)	–	–	(6)	(28)
Accrued expenses	(788)	(152)	(116)	(35)	(219)	(1,310)
Employee benefit obligations	(573)	(80)	(49)	(166)	(125)	(993)
Other liabilities	(1,049)	(135)	(32)	(42)	(208)	(1,466)
Net assets / (liabilities)	8,093	1,408	869	646	1,000	12,016

For each of the three months ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50% and 0.49%, respectively.

For each of the year ended March 31, 2017 and March 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.50%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	March 31, 2017		March 31, 2016
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	95	658	–	–
In United Kingdom Pound Sterling	40	324	–	–
In Australian dollars	130	644	–	–
Option Contracts
In Euro	40	277	–	–
Other derivatives
Forward contracts
In U.S. dollars	526	3,411	510	3,379
In Euro	114	786	100	750
In United Kingdom Pound Sterling	75	609	65	623
In Australian dollars	35	174	55	281
In Swiss Franc	10	65	25	173
In Singapore dollars	5	23	–	–
In Swedish Krona	50	36	–	–
Option Contracts
In U.S. dollars	195	1,265	125	828
In Euro	25	173	–	–
In United Kingdom Pound Sterling	30	243	–	–
In Canadian dollars	13	65	–	–
Total forwards & options		8,753		6,034

The group recognized a net gain of 290 crore and 591 crore on derivative financial instruments not designated as cash flow hedges during the three months and year ended March 31, 2017, respectively, as against a net gain of 58 crore and 29 crore on derivative financial instruments not designated as cash flow hedges during the three months and year ended March 31, 2016, respectively, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Not later than one month	2,303	1,577
Later than one month and not later than three months	4,316	3,420
Later than three months and not later than one year	2,134	1,037
	8,753	6,034

During the year ended March 31, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2017:

(In crore)

	Three months ended March 31, 2017	Year ended March 31, 2017
Balance at the beginning of the period	28	–
Gain / (Loss) recognised in other comprehensive income during the period	73	121
Amount reclassified to revenue during the period	(59)	(69)
Tax impact on above	(3)	(13)
Balance at the end of the period	39	39

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	March 31, 2017		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	285	(3)	124	(13)
Amount set off	(1)	1	(8)	8
Net amount presented in balance sheet	284	(2)	116	(5)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,322 crore and 11,330 crore as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to 3,648 crore and 3,029 crore as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Revenue from top customer	3.3	3.6	3.4	3.6
Revenue from top five customers	12.2	13.7	12.6	13.8

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months and year ended March 31, 2017 was 57 crore and 132 crore, respectively. The reversal of allowance for lifetime expected credit losses on customer balances for the three months and year ended March 31, 2016 was 27 crore and 52 crore, respectively

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Balance at the beginning	362	326	289	366
Translation differences	(8)	3	(9)	8
Impairment loss recognised/(reversed)	57	(27)	132	(52)
Write-offs	–	(13)	(1)	(33)
Balance at the end	411	289	411	289

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	March 31, 2017	March 31, 2016
Trade receivables	12,322	11,330
Unbilled revenues	3,648	3,029
Days Sales Outstanding- DSO (days)	68	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposits.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The group has no outstanding bank borrowings. The group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore. As of March 31, 2016, the Group had a working capital of 38,456 crore including cash and cash equivalents of 32,697 crore and current investments of 75 crore.

As of March 31, 2017 and March 31, 2016, the outstanding employee benefit obligations were 1,359 crore and 1,341 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1–2 years	2–4 years	4–7 years	Total
Trade payables	367	–	–	–	367
Client deposits	32	–	–	–	32
Other liabilities (excluding liability towards acquisition) - (Refer Note 2.5)	4,911	31	–	–	4,942
Liability towards acquisitions on an undiscounted basis (including contingent consideration) - (Refer Note 2.5)	45	46	–	–	91

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1–2 years	2–4 years	4–7 years	Total
Trade payables	386	–	–	–	386
Client deposits	28	–	–	–	28
Other liabilities ( excluding liabilities towards acquisition ) - (Refer Note 2.5)	4,847	25	9	–	4,881
Liability towards acquisitions on an undiscounted basis (including contingent consideration) - (Refer Note 2.5)	86	46	–	–	132

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Current
Rental deposits	9	13
Security deposits	10	7
Loans to employees	272	303
Prepaid expenses(1)	441	201
Interest accrued and not due	576	704
Withholding taxes and others(1)	1,886	1,799
Advance payments to vendors for supply of goods(1)	131	110
Deposit with corporations	1,416	1,238
Deferred contract cost(1)	78	48
Other assets	37	25
	4,856	4,448
Non-current
Loans to employees	29	25
Deposit with corporations	48	62
Rental deposits	175	146
Security deposits	86	78
Deferred contract cost(1)	284	333
Prepaid expenses(1)	96	87
Prepaid gratuity(1)	79	4
	797	735
	5,653	5,183
Financial assets in prepayments and other assets	2,658	2,601

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	March 31, 2017	March 31, 2016
Current
Accrued compensation to employees	1,881	2,265
Accrued expenses	2,585	2,189
Withholding taxes and others(1)	1,226	1,296
Retainage	220	80
Liabilities of controlled trusts	145	167
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity(1)	1	–
Liability towards contingent consideration (Refer note 2.9)	45	81
Deferred rent(1)	2	–
Others	80	146
	6,186	6,225
Non-current
Liability towards contingent consideration (Refer note 2.9)	40	36
Accrued compensation to employees	30	33
Deferred income - government grant on land use rights(1)	41	46
Deferred income (1)	42	–
	153	115
	6,339	6,340
Financial liabilities included in other liabilities	5,026	4,997
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration) - Refer note 2.9	91	132

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Provision for post sales client support and other provisions	405	512
	405	512

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended March 31, 2017	Year ended March 31, 2017
Balance at the beginning	412	512
Provision recognized/ (reversed)	23	94
Provision utilized	(12)	(195)
Translation difference	(18)	(6)
Balance at the end	405	405

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of March 31, 2017 and March 31, 2016, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 301 crore and 277 crore, respectively.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of January 1, 2017	1,682	6,907	2,945	4,467	1,688	32	17,721
Additions	82	399	87	145	86	1	800
Deletions	–	–	(7)	(64)	(74)	(2)	(147)
Translation difference	–	(27)	(2)	(7)	(6)	–	(42)
Gross carrying value as of March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as of January 1, 2017	(26)	(2,375)	(1,862)	(2,955)	(1,105)	(18)	(8,341)
Depreciation	(1)	(65)	(98)	(167)	(63)	(1)	(395)
Accumulated depreciation on deletions	–	–	7	64	73	2	146
Translation difference	–	–	1	6	2	-	9
Accumulated depreciation as of March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as of March 31, 2017							1,965
Carrying value as of March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as of January 1, 2017							2,030
Carrying value as of January 1, 2017	1,656	4,532	1,083	1,512	583	14	11,410

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of January 1, 2016	1,607	6,241	2,477	3,865	1,324	33	15,547
Additions	13	84	121	328	117	2	665
Deletions	–	–	(2)	(127)	–	(7)	(136)
Translation difference	–	–	2	6	3	1	12
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of January 1, 2016	(20)	(2,144)	(1,520)	(2,577)	(939)	(19)	(7,219)
Depreciation	(2)	(57)	(88)	(161)	(45)	(1)	(354)
Accumulated depreciation on deletions	–	–	2	126	–	3	131
Translation difference	–	–	(2)	(5)	(2)	–	(9)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31, 2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of January 1, 2016							1,711
Carrying value as of January 1, 2016	1,587	4,097	957	1,288	385	14	10,039

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	144	981	487	801	379	8	2,800
Deletions	–	–	(56)	(315)	(113)	(6)	(490)
Translation difference	–	(27)	(6)	(17)	(16)	-	(66)
Gross carrying value as of March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as of April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(5)	(239)	(380)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	31	230	92	5	358
Translation difference	–	–	5	13	11	-	29
Accumulated depreciation as of March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as of March 31, 2017							1,965
Carrying value as of March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as of April 1, 2016							1,893
Carrying value as of April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	1,562	5,881	2,104	3,347	1,179	34	14,107
Acquisition through Business Combination (Refer note 2.9)	–	–	1	2	1	–	4
Additions	58	444	499	1,103	265	6	2,375
Deletions	–	–	(8)	(396)	(7)	(12)	(423)
Translation difference	–	–	2	16	6	1	25
Gross carrying value as of March 31, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Accumulated depreciation as of April 1, 2015	(16)	(1,982)	(1,293)	(2,287)	(825)	(19)	(6,422)
Accumulated Depreciation on acquired assets (Refer note 2.9)	–	–	(1)	(1)	–	–	(2)
Depreciation	(6)	(219)	(320)	(553)	(161)	(5)	(1,264)
Accumulated depreciation on deletions	–	–	7	237	4	7	255
Translation difference	–	–	(1)	(13)	(4)	–	(18)
Accumulated depreciation as of March 31, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Capital work-in progress as of March 31, 2016							1,893
Carrying value as of March 31, 2016	1,598	4,124	990	1,455	458	12	10,530
Capital work-in progress as of April 1, 2015							1,440
Carrying value as of April 1, 2015	1,546	3,899	811	1,060	354	15	9,125

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 644 crore and 628 crore as of March 31, 2017 and March 31, 2016, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,149 crore and 1,486 crore, as of March 31, 2017 and March 31, 2016, respectively.

2.8 Goodwill and other intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Carrying value at the beginning	3,764	3,091
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.9)	–	452
Goodwill on Noah acquisition (Refer note 2.9)	–	30
Translation differences	(112)	191
Carrying value at the end	3,652	3,764

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016:

The following table gives the break up of allocation of goodwill to operating segments as at March 31, 2017 and March 31, 2016

(In crore)

Segment	As of	As of
	March 31, 2017	March 31, 2016
Financial services	826	851
Manufacturing	409	423
Retail, Consumer packaged goods and Logistics	556	573
Life Sciences, Healthcare and Insurance	638	656
Energy & Utilities, Communication and Services	765	789
	3,194	3,292
Operating segments without significant goodwill	458	472
Total	3,652	3,764

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2017 and March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

	March 31, 2017	March 31, 2016
Long term growth rate	8–10	8–10
Operating margins	17–20	17–20
Discount rate	14.4	14.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2017:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of January 1, 2017	777	424	21	1	69	94	64	1,450
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(27)	(19)	–	–	(3)	(4)	(2)	(55)
Gross carrying value as of March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as of January 1, 2017	(371)	(106)	(21)	(1)	(7)	(48)	(35)	(589)
Amortization expense	(22)	(20)	–	–	–	(4)	(5)	(51)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	11	5	–	–	–	3	2	21
Accumulated amortization as of March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as of January 1, 2017	406	318	–	–	62	46	29	861
Carrying value as of March 31, 2017	368	284	–	–	59	41	24	776

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2016:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of January 1, 2016	764	411	21	1	72	92	63	1,424
Additions during the period	–	2	–	–	–	–	–	2
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	11	1	–	–	–	1	–	13
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of January 1, 2016	(253)	(50)	(21)	(1)	(6)	(34)	(19)	(384)
Amortization expense	(47)	(11)	–	–	–	(3)	(4)	(65)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(3)	(1)	–	–	–	(1)	–	(5)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of January 1, 2016	511	361	–	–	66	58	44	1,040
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as of March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as of April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as of March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as of April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as of March 31, 2017	368	284	–	–	59	41	24	776
Estimated Useful Life (in years)	3–10	5–8	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–6	3–6	–	–	44	1–8	1–4

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

In crore

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2015	448	261	21	11	71	49	34	895
Additions through business combinations (Refer Note 2.3)	294	130	–	–	–	41	27	492
Additions	–	2	–	–	–	–	–	2
Deletions	–	–	–	(10)	–	–	–	(10)
Translation difference	33	21	–	–	1	3	2	60
Gross carrying value as of March 31, 2016	775	414	21	1	72	93	63	1,439
Accumulated amortization as of April 1, 2015	(162)	(21)	(21)	(11)	(5)	(28)	(9)	(257)
Amortization expense	(132)	(40)	–	–	(1)	(9)	(13)	(195)
Deletions during the period	–	–	–	10	–	–	–	10
Translation differences	(9)	(1)	–	–	–	(1)	(1)	(12)
Accumulated amortization as of March 31, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Carrying value as of April 1, 2015	286	240	–	–	66	21	25	638
Carrying value as of March 31, 2016	472	352	–	–	66	55	40	985
Estimated Useful Life (in years)	3–10	8–10	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	1–7	7–9	–	–	45	2–9	2–5

The amortization expense has been included in cost of sales in the consolidated statement of comprehensive income.

During the quarter ended December 31, 2016, the management based on an internal evaluation reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years has been revised to 3 years. Amortisation expense for the three months and year ended March 31, 2017 is higher by 9 crore and 19 crore, respectively due to the revision.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2017 and March 31, 2016 is 193 crore and 202 crore respectively and 789 crore and 712 crore for the year ended March 31, 2017 and March 31, 2016 respectively.

2.9 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price
			allocated
Net assets(*)	39	–	39
Intangible assets – technical know-how	–	27	27
Intangible assets – trade name	–	27	27
Intangible assets - customer contracts and relationships	–	119	119
	39	173	212
Goodwill			30
Total purchase price			242

*Includes cash and cash equivalents acquired of 18 crore

Goodwill of 4 crore is tax deductible.

The gross amount of trade receivables acquired and its fair value is 29 crore and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	216
Fair value of contingent consideration	26
Total purchase price	242

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During the year end March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. Post-acquisition employee remuneration expense of 95 crore has been recorded in the statement of comprehensive income for the year ended March 31, 2017.

The transaction costs of 11 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2017, EdgeVerve had repaid 420 crore by redeeming proportionate number of debentures

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price
			allocated
Net assets(*)	35	–	35
Intangible assets – technology	–	130	130
Intangible assets – trade name	–	14	14
Intangible assets - customer contracts and relationships	–	175	175
Deferred tax liabilities on intangible assets	–	(128)	(128)
	35	191	226
Goodwill			452
Total purchase price			678

*Includes cash and cash equivalents acquired of 29 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 57 crore and the amounts has been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration
Cash paid	578
Fair value of contingent consideration	100
Total purchase price	678

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the year ended March 31, 2017 contingent consideration of 40 crore was paid to the sellers of Kallidus on the achievement of the certain financial targets. The balance contingent consideration as of March 31, 2017 and March 31, 2016 is 91 crore and 132 crore respectively, on an undiscounted basis.

The transaction costs of 12 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	9	–	9
Net current assets *	38	–	38
Intangible assets – technology	–	243	243
Intangible assets – trade name	–	21	21
Intangible assets - customer contracts and relationships	–	82	82
Intangible assets – non compete agreements	–	26	26
Deferred tax liabilities on intangible assets	–	(99)	(99)
	47	273	320
Goodwill			1,078
Total purchase price			1,398

* Includes cash and cash equivalents acquired of 116 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 58 crore and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was 1,398 crore.

The transaction costs of 22 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2015.

Infosys Consulting Holding AG (formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This transaction was treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and year ended March 31, 2016, a post-acquisition employee remuneration expense of Nil and 149 crore respectively, is recorded in cost of sales in the statement of comprehensive income. The liability towards post-acquisition employee remuneration expense was settled during the year ended March 31, 2016.

2.10 Expenses by nature

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Employee benefit costs (Refer Note 2.11.4)	9,309	9,024	37,659	34,406
Deferred purchase price pertaining to acquisition (Refer Note 2.9)	–	–	–	149
Depreciation and amortization charges (Refer Note 2.7 and 2.8)	446	419	1,703	1,459
Travelling costs	474	595	2,235	2,263
Consultancy and professional charges	229	213	763	779
Cost of Software packages for own use	218	196	795	740
Third party items bought for service delivery to clients	260	134	802	534
Communication costs	149	117	549	449
Cost of technical sub-contractors	1,000	925	3,833	3,531
Power and fuel	46	52	228	217
Repairs and maintenance	340	311	1,282	1,054
Rates and taxes	30	29	148	109
Insurance charges	16	17	56	60
Commission to non-whole time directors	2	2	10	9
Branding and marketing expenses	76	75	342	288
Provision for post-sales client support	16	22	80	8
Impairment loss recognised / (reversed) on financial assets (Refer Note 2.3)	58	(24)	140	(46)
Contribution towards Corporate Social Responsibility	44	45	230	216
Operating lease payments (Refer Note 2.14)	134	98	491	360
Others	61	80	237	236
Total cost of sales, selling and marketing expenses and administrative expenses	12,908	12,330	51,583	46,821

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Employee benefit costs	8,260	7,960	33,471	30,405
Deferred purchase price pertaining to acquisition (Refer note 2.9)	–	–	–	149
Depreciation and amortization (Refer note 2.7 & 2.8)	446	419	1,703	1,459
Travelling costs	341	425	1,649	1,637
Cost of Software packages for own use	218	195	793	726
Consultancy and professional charges	6	6	28	24
Third party items bought for service delivery to clients	260	134	802	534
Cost of technical sub-contractors	1,000	925	3,833	3,530
Operating lease payments	74	66	307	242
Communication costs	75	46	260	179
Repairs and maintenance	68	58	305	187
Provision for post-sales client support	16	22	80	8
Others	6	6	22	18
Total	10,770	10,262	43,253	39,098

Selling and marketing expenses

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Employee benefit costs	677	695	2,715	2,645
Travelling costs	81	99	351	356
Branding and marketing	76	75	342	286
Operating lease payments	19	11	68	44
Communication costs	8	6	22	19
Consultancy and professional charges	15	9	49	49
Others	13	14	44	32
Total	889	909	3,591	3,431

Administrative expenses

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Employee benefit costs	372	369	1,473	1,356
Consultancy and professional charges	208	198	686	706
Repairs and maintenance	271	252	971	863
Power and fuel	46	52	227	217
Communication costs	66	65	267	251
Travelling costs	52	71	235	270
Impairment loss recognised / (reversed) on financial assets	58	(24)	140	(46)
Rates and taxes	30	29	148	109
Insurance charges	16	17	55	60
Operating lease payments	41	21	116	74
Commission to non-whole time directors	2	2	10	9
Contribution towards Corporate Social Responsibility	44	45	230	216
Others	43	62	181	207
Total	1,249	1,159	4,739	4,292

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2017 and March 31, 2016:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	944	816
Service cost	129	118
Interest expense	69	61
Addition through business combination	–	1
Remeasurements - Actuarial (gains)/ losses	67	23
Curtailment gain	(3)	–
Benefits paid	(89)	(75)
Benefit obligations at the end	1,117	944
Change in plan assets
Fair value of plan assets at the beginning	947	836
Interest income	79	66
Remeasurements- Return on plan assets excluding amounts included in interest income	12	9
Contributions	246	111
Benefits paid	(89)	(75)
Fair value of plan assets at the end	1,195	947
Funded status	78	3
Prepaid gratuity benefit	79	4
Accrued gratuity	1	(1)

Amount for the three months and year ended March 31, 2017 and March 31, 2016 recognized in net profit in the statement of comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Service cost	32	29	129	118
Net interest on the net defined benefit liability/asset	(6)	(1)	(10)	(5)
Curtailment gain	–	–	(3)	–
Net gratuity cost	26	28	116	113

Amount for the three months and year ended March 31, 2017 and March 31, 2016 recognized in statement of other comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(14)	6	67	23
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(8)	(3)	(12)	(9)
	(22)	3	55	14

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	(18)	5	56	–
	(18)	5	56	–

Amounts recognized in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Cost of sales	23	25	103	100
Selling and marketing expenses	2	2	8	9
Administrative expenses	1	1	5	4
	26	28	116	113

The weighted-average assumptions used to determine benefit obligations as of March 31, 2017 and March 31, 2016 are set out below:

	As of
	March 31, 2017	March 31, 2016
Discount rate	6.9%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2017 and March 31, 2016 are set out below:

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Discount rate	7.8%	7.8%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.4 years	6.1 years	6.4 years

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of March 31, 2017 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2017 and March 31, 2016 were 30 crore and 19 crore, respectively and 91 crore and 75 crore for the year ended March 31, 2017 and March 31, 2016, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of March 31, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 57 crore.

As of March 31, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 49 crore.

The Group expects to contribute 100 crore to the gratuity trusts during the fiscal 2018.

Maturity profile of defined benefit obligation:

(in crore)

Within 1 year	159
1-2 year	165
2-3 year	171
3-4 year	186
4-5 year	198
5-10 years	958

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Group contributed 43 crore and 61 crore to the superannuation plan during the three months ended March 31, 2017 and March 31, 2016, respectively and 168 crore and 234 crore during the year ended March 31, 2017 and March 31, 2016, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Cost of sales	38	54	149	207
Selling and marketing expenses	3	5	12	18
Administrative expenses	2	2	7	9
	43	61	168	234

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2017 and March 31, 2016, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Plan assets at period end, at fair value	4,459	3,808
Present value of benefit obligation at period end	4,459	3,808
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2017	March 31, 2016
Government of India (GOI) bond yield	6.90%	7.80%
Remaining term to maturity of portfolio	6 years	7 years
Expected guaranteed interest rate- First year:	8.60%	8.75%
-Thereafter	8.60%	8.60%

The Group contributed 117 crore and 105 crore to the provident fund during the three months ended March 31, 2017 and March 31, 2016, respectively and 462 crore and 413 crore during the year ended March 31, 2017 and March 31, 2016 respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Cost of sales	104	93	411	365
Selling and marketing expenses	8	8	33	32
Administrative expenses	5	4	18	16
	117	105	462	413

2.11.4 Employee benefit costs include:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Salaries and bonus*	9,123	8,830	36,913	33,646
Defined contribution plans	64	78	252	302
Defined benefit plans	122	116	494	458
	9,309	9,024	37,659	34,406

*	Includes stock compensation expense of 45 crore and 2 crore for the three months ended March 31, 2017 and March 31, 2016, respectively and 117 crore and 7 crore for the year ended March 31, 2017 and March 31, 2016, respectively.

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Cost of sales	8,260	7,960	33,471	30,405
Selling and marketing expenses	677	695	2,715	2,645
Administrative expenses	372	369	1,473	1,356
	9,309	9,024	37,659	34,406

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 114,84,72,332 fully paid up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by the shareholders through postal ballot. Book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 1,12,89,514 and 1,13,23,576 shares were held by controlled trust, as of March 31, 2017 and March 31, 2016, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained Earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability / asset, cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2017, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2017 includes final dividend of 14.25/- per equity share and an interim dividend of 11/- per equity share. The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share.

The board of directors in their meeting on October 14, 2016 declared an interim dividend of 11/- per equity share, which resulted in cash outflow of 3,029 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax

The Board of Directors, in its meeting on April 13, 2017, have proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved would result in a cash outflow of approximately 4,061 crore (excluding dividend paid on treasury shares), including corporate dividend tax.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share Options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans

2.13 Other income

Other income consists of the following:

(In crore)

	Three month ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Interest income on financial assets carried at amortized cost	444	640	2,361	2,636
Interest income on financial assets fair valued through other comprehensive income	160	–	190	–
Dividend income on investments carried at fair value through profit or loss	–	9	29	63
Gain/(loss) on investments carried at fair value through profit or loss	66	–	119	–
Exchange gains / (losses) on forward and options contracts	290	58	591	29
Exchange gains / (losses) on translation of other assets and liabilities	(262)	16	(359)	140
Others	48	49	149	257
	746	772	3,080	3,125

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases for the three months ended March 31, 2017 and March 31, 2016 was 134 crore and 98 crore, respectively and 491 crore and 360 crore for the year ended March 31, 2017 and March 31, 2016, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	March 31, 2017	March 31, 2016
Within one year of the balance sheet date	462	372
Due in a period between one year and five years	1,217	873
Due after five years	945	442

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.15 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service.

On November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

On February 1, 2017, the company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of March 31, 2017, 1,12,89,514 shares are held by the trust towards 2015 Plan. As of March 31, 2017, 106,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is 3 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. $2 million of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS.

The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 million and ESOP's amounting to $ 0.96 million representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million. Though the performance based RSU and stock options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of March 31, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 7 crore and 2 crore during the three months ended March 31, 2017 and March 31, 2016, and 28 crore and 7 crore during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense for the same.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan (the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2017 is set out below:

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian Equity Shares (RSU - IES)
Outstanding at the beginning*	2,030,758	5	221,505	5
Granted	–	–	1,878,025	5
Forfeited and expired	23,410	5	61,540	5
Exercised	3,420	5	34,062	5
Outstanding at the end	2,003,928	5	2,003,928	5
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	309,650	998	–	–
Granted	–	–	309,650	998
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	309,650	998	309,650	998
Exercisable at the end	–	–	–	–

* adjusted for bonus issues (Refer note 2.15)

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	975,130	0.07	–	–
Granted	–	–	996,665	0.07
Forfeited and expired	17,685	0.07	39,220	0.07
Exercised	–	–	–	–
Outstanding at the end	957,445	0.07	957,445	0.07
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	896,200	15.26	–	–
Granted	–	–	896,200	15.26
Forfeited and expired	8,200	15.26	8,200	15.26
Exercised	–	–	–	–
Outstanding at the end	888,000	15.26	888,000	15.26
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2016 is set out below:

Particulars	Three months ended March 31, 2016		Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian Equity Shares (IES)
Outstanding at the beginning*	223,213	5	108,268	5
Granted	–	–	124,061	5
Forfeited and expired	–	–	–	–
Exercised*	1,708	5	10,824	5
Outstanding at the end	221,505	5	221,505	5
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer note 2.15)

During the three months ended March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 972/-

During the year ended March 31, 2017 and March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,084/- and 1,088/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017– Equity Shares–RSU	Fiscal 2017– Equity shares ESOP	Fiscal 2017– ADS–RSU	Fiscal 2017– ADS– ESOP
Grant date	1–Nov–16	1–Nov–16	1–Nov–16	1–Nov–16
Weighted average share price () / ($- ADS)	989	989	15.26	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24–29	27–29	26–29	27–31
Expected life of the option (years)	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6– 7	6– 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	929	285	14.35	3.46

Particulars	For options granted in
	Fiscal 2017– Equity Shares–RSU	Fiscal 2017– ADS–RSU	Fiscal 2016– Equity Shares–RSU	Fiscal 2015– Equity Shares–RSU
Grant date	1–Aug–16	1–Aug–16	22–Jun–15	21–Aug–14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25–29	26–30	28–36	30–37
Expected life of the option (years)	1 – 4	1 – 4	1 – 4	1 – 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6– 7	0.5 – 1	7– 8	8– 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

The company recorded an employee stock compensation expense in the statement of comprehensive income for the three months ended March 31, 2017 and March 31, 2016 of 45 crore and 2 crore, respectively and 117 crore and 7 crore for the year ended March 31, 2017 and March 31, 2016, respectively The cash settled stock compensation expense for each of the three months and year ended March 31, 2017 was 1 crore and 3 crore.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three month ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Current taxes
Domestic taxes	860	1,083	4,137	4,215
Foreign taxes	389	343	1,516	1,103
	1,249	1,426	5,653	5,318
Deferred taxes
Domestic taxes	39	(6)	(4)	21
Foreign taxes	42	(26)	(51)	(88)
	81	(32)	(55)	(67)
Income tax expense	1,330	1,394	5,598	5,251

Income tax expense includes reversals (net of provisions) pertaining to prior periods of 91 crore and 69 crore for the three months ended March 31, 2017 and March 31, 2016 respectively, and as of 152 crore and 309 crore, for the year ended March 31, 2017 and March 31, 2016 respectively.

Entire deferred income tax for the three months and year ended March 31, 2017 and March 31, 2016 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three month ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Profit before income taxes	4,933	4,991	19,951	18,742
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,707	1,727	6,905	6,486
Tax effect due to non-taxable income for Indian tax purposes	(433)	(496)	(1,982)	(1,758)
Overseas taxes	137	205	750	715
Tax provision (reversals), overseas and domestic	(91)	(69)	(152)	(309)
Effect of exempt non-operating income	(8)	(32)	(65)	(83)
Effect of unrecognized deferred tax assets	32	42	93	62
Effect of differential overseas tax rates	35	1	64	3
Effect of non-deductible expenses	(47)	18	26	194
Additional deduction on research and development expense	(14)	(7)	(56)	(60)
Others	12	5	15	1
Income tax expense	1,330	1,394	5,598	5,251

The applicable Indian statutory tax rates for fiscal 2017 and fiscal 2016 is 34.61%.

During the year ended March 31, 2017, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid upto March 31, 2017. The weighted tax deduction is equal to 200% of such expenditure incurred. The company has applied for renewal of the R&D recognition with DSIR.

During year ended March 31, 2016 Infosys had claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which was renewed effective April 2014. With effect from August 1, 2015 the business of Finacle, including the R&D activities, was transferred to its wholly owned subsidiary Edgeverve Systems Limited. However the approval for Edgeverve was effective April 2016.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Reinvestment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately 5,995 crore. As of March 31, 2017, the Company has provided for branch profit tax of 327 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 7 crore movement on account of exchange rate during the year ended March 31, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,309 crore and 4,195 crore as of March 31, 2017 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2017 and March 31, 2016:

In crore

	As at
	March 31, 2017	March 31, 2016
Income tax assets	5,716	5,230
Current income tax liabilities	3,885	3,410
Net current income tax asset/ (liability) at the end	1,831	1,820

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2017 and March 31, 2016 is as follows:

In crore

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Net current income tax asset/ (liability) at the beginning	1,454	1,783	1,820	1,271
Translation differences	–	(12)	–	–
Income tax paid	1,628	1,475	5,653	5,865
Current income tax expense (Refer Note 2.16)	(1,249)	(1,426)	(5,653)	(5,318)
Income tax benefit arising on exercise of stock options	–	–	1	2
Income tax on other comprehensive income	(2)	–	10	–
Net current income tax asset/ (liability) at the end	1,831	1,820	1,831	1,820

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

In crore

	As at
	March 31, 2017	March 31, 2016
Deferred income tax assets
Property, plant and equipment	138	178
Computer software	40	50
Accrued compensation to employees	57	68
Trade receivables	136	89
Compensated absences	374	389
Post sales client support	97	77
Intangibles	22	4
Others	143	55
Total deferred income tax assets	1,007	910
Deferred income tax liabilities
Intangible asset	(206)	(252)
Temporary difference related to branch profits	(327)	(334)
Others	(141)	(44)
Total deferred income tax liabilities	(674)	(630)
Deferred income tax assets after set off	540	536
Deferred income tax liabilities after set off	(207)	(256)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

In crore

	As of
	March 31, 2017	March 31, 2016
Deferred income tax assets to be recovered after 12 months	529	409
Deferred income tax assets to be recovered within 12 months	478	501
Total deferred income tax assets	1,007	910
Deferred income tax liabilities to be settled after 12 months	(312)	(450)
Deferred income tax liabilities to be settled within 12 months	(362)	(180)
Total deferred income tax liabilities	(674)	(630)

In assessing the reliability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2017 and March 31, 2016, is as follows:

In crore

	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Net deferred income tax asset at the beginning	396	251	280	377
Impact on adoption of IFRS 9 (refer to Note 2.2)	–	–	4	–
Addition through business combination (Refer note 2.9)	–	–	–	(128)
Translation differences	21	(1)	7	(32)
Credits / (charge) relating to temporary differences (Refer Note 2.16)	(81)	32	55	67
Temporary differences on other comprehensive income	(3)	(2)	(13)	(4)
Net deferred income tax asset at the end	333	280	333	280

The charge relating to temporary differences during the year ended March 31, 2017 are primarily on account of property plant and equipment and compensated absences partially offset by trade receivables and post sales client support. The credits relating to temporary differences during the year ended March 31, 2016 are primarily on account of accrued compensation to employees and compensated absences partially offset by reversal of credits pertaining to property, plant and equipment and trade receivables.

As of March 31, 2017 and March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 4,682 crore and 4,383 crore) amounted to 1,696 crore and 7 crore, respectively.

Payment of 4,682 crore (4,383 crore) includes demands from the Indian Income tax authorities of 6,122 crore (4,135 crore), including interest of 1,885 crore (1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2012 & fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2013 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three month ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1) (2)	228,56,54,881	228,56,20,957	228,56,39,447	228,56,16,160
Effect of dilutive common equivalent shares - share options outstanding	997,122	129,359	757,298	102,734
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,66,52,003	228,57,50,316	228,63,96,745	228,57,18,894

(1) Excludes treasury shares

(2) adjusted for bonus issues. Refer note 2.15

For the three months and year ended March 31, 2017, 259,526 and 112,190 number of options to purchase equity shares had an anti-dilutive effect. For the three months and year ended March 31, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.18 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2017	March 31, 2016
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.DE.R.L.DE.C.V(1)(13)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(1)(12)	U.S.	99.98%	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (5)(14)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3)(16)	Switzerland	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (17)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. z.o.o (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(6)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH (7)	Germany	100%	100%
Panaya Pty Ltd.(7)(15)	Australia	–	–
Panaya Japan Co. Ltd.(7)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems) (8)	India	100%	100%
Kallidus Inc. (Kallidus) (9)	U.S.	100%	100%
Noah Consulting LLC (Noah) (10)	U.S.	100%	100%
Noah Information Management Consulting Inc. (Noah Canada) (11)	Canada	100%	100%

(1)	Wholly owned subsidiary of Infosys BPO
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(6)	Wholly owned subsidiary of Infosys Public Services, Inc.
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems
(9)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc.
(10)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah
(11)	Wholly owned subsidiary of Noah
(12)	Incorporated effective November 20, 2015
(13)	Liquidated effective March 15, 2016
(14)	Liquidated effective October 5, 2016
(15)	Liquidated effective November 16, 2016
(16)	Liquidated effective December 21, 2016
(17)	Wholly owned subsidiary of Infosys

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at
		March 31, 2017	March 31, 2016
DWA Nova LLC(1)	U.S.	16%	16%

(1)	Associate of Infosys Nova Holding LLC

Share of associate's profit/(loss) & others for the three months and year ended March 31, 2017 includes an impairment loss of 18 crore on investment in DWA Nova LLC.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above

List of key management personnel

Whole time directors

U. B. Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

K.V.Kamath ( resigned effective June 5, 2015)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

D. N. Prahlad (appointed effective October 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer (effective October 12, 2015)

David D. Kennedy, General Counsel and Chief Compliance Officer (till December 31, 2016)

Rajiv Bansal, Chief Financial Officer (till October 12, 2015)

Mohit Joshi , President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (effective October 13, 2016)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (effective December 31, 2016)

Company Secretary

A.G.S. Manikantha (appointed effective June 22, 2015)

Transaction with key management personnel:

During the year ended March 31, 2017 , the company has additionally identified its Presidents - Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravi Kumar S, and Group Head - Human Resources - Krishnamurthy Shankar as key managerial personnel as defined under IAS 24 – Related Party Disclosures w.e.f from October 14, 2016. The Company's Deputy General Counsel, Gopi Krishnan Radhakrishnan has assumed the responsibilities as acting General Counsel w.e.f. December 31, 2016

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 n crore

Particulars	Three months ended March 31,		Year ended March 31,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)(5)	18	40	84	101
Commission and other benefits to non-executive/independent directors	3	2	11	10
Total	21	42	95	111

(1)	Includes stock compensation expense of 12 crore and 2 crore for three months ended March 31, 2017 and March 31, 2016, respectively and 36 crore and 7 crore for the year ended March 31, 2017 and March 31, 2016, respectively towards key managerial personnel. Refer note 2.15

(2)	Year ended March 31, 2017 includes 6 crore payable under severance agreement to David D. Kennedy, who stepped down as General counsel and Chief compliance officer w.e.f December 31, 2016

(3)	Year ended March 31, 2016 includes 17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer w.e.f October 12, 2015

(4)	The Board based on the recommendations of the Nominations committee approved on April 13, 2017, $0.82 million as variable pay to CEO for the year ended March 31, 2017. The shareholders vide postal ballot had approved a variable pay of $3 million at target.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 Mn and ESOP's amounting to $ 0.96 Mn representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million.

The year ended March 31, 2016 includes provision for variable pay amounting to $4.33 million (approximately 29 crore) to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately 28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million (approximately 29 crore) as variable pay for the year ended March 31, 2016.

(5)	On March 31, 2017, the shareholders vide postal ballot approved a revision in the salary of U.B. Pravin Rao, whole-time director and COO.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the quarter ended March 31, 2016, the Group reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight consequent to which, erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Additionally, Infosys Public services (IPS) is being reviewed separately by the Chief Operating Decision Maker (CODM). Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

Three months ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,655	1,918	3,963	2,710	2,148	1,211	515	17,120
	4,522	1,748	3,635	2,727	2,083	1,327	508	16,550
Identifiable operating expenses	2,319	1,006	1,934	1,305	1,059	642	328	8,593
	2,215	891	1,631	1,288	943	636	278	7,882
Allocated expenses	1,008	440	909	621	493	278	117	3,866
	1,058	431	896	672	514	327	125	4,023
Segment profit	1,328	472	1,120	784	596	291	70	4,661
	1,249	426	1,108	767	626	364	105	4,645
Unallocable expenses								449
								425
Operating profit								4,212
								4,220
Other income, net								746
								772
Share in Associate's profit / (loss) and others								(25)
								(1)
Profit before income taxes								4,933
								4,991
Income tax expense								1,330
								1,394
Net profit								3,603
								3,597
Depreciation and amortization								446
								419
Non-cash expenses other than depreciation and amortization								3
								6

Year ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	18,555	7,507	15,430	11,225	8,437	5,122	2,208	68,484
	17,024	6,948	13,547	10,226	8,090	4,891	1,715	62,441
Identifiable operating expenses	9,271	3,922	7,430	5,378	4,178	2,659	1,406	34,244
	8,199	3,684	6,196	4,878	3,841	2,391	1,035	30,224
Allocated expenses	4,075	1,737	3,569	2,598	1,951	1,186	510	15,626
	3,986	1,704	3,322	2,508	1,984	1,199	421	15,124
Segment profit	5,209	1,848	4,431	3,249	2,308	1,277	292	18,614
	4,839	1,560	4,029	2,840	2,265	1,301	259	17,093
Unallocable expenses								1,713
								1,473
Operating profit								16,901
								15,620
Other income, net								3,080
								3,125
Share in Associate's profit / (loss) and others								(30)
								(3)
Profit before income taxes								19,951
								18,742
Income tax expense								5,598
								5,251
Net profit								14,353
								13,491
Depreciation and amortization								1,703
								1,459
Non-cash expenses other than depreciation and amortization								10
								14

2.19.2 Geographic segments

Three months ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,666	3,784	546	2,124	17,120
	10,235	3,878	498	1,939	16,550
Identifiable operating expenses	5,464	1,917	234	978	8,593
	4,954	1,845	207	876	7,882
Allocated expenses	2,441	864	107	454	3,866
	2,521	952	103	447	4,023
Segment profit	2,761	1,003	205	692	4,661
	2,760	1,081	188	616	4,645
Unallocable expenses					449
					425
Operating profit					4,212
					4,220
Other income, net					746
					772
Share in Associate's profit / (loss) and others					(25)
					(1)
Profit before income taxes					4,933
					4,991
Income tax expense					1,330
					1,394
Net profit					3,603
					3,597
Depreciation and amortization					446
					419
Non-cash expenses other than depreciation and amortization					3
					6

Year ended March 31, 2017 and March 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	42,408	15,392	2,180	8,504	68,484
	39,139	14,373	1,623	7,306	62,441
Identifiable operating expenses	21,618	7,694	1,002	3,930	34,244
	19,283	6,966	711	3,264	30,224
Allocated expenses	9,799	3,548	442	1,837	15,626
	9,591	3,510	338	1,685	15,124
Segment profit	10,991	4,150	736	2,737	18,614
	10,265	3,897	574	2,357	17,093
Unallocable expenses					1,713
					1,473
Operating profit					16,901
					15,620
Other income, net					3,080
					3,125
Share in Associate's profit / (loss) and others					(30)
					(3)
Profit before income taxes					19,951
					18,742
Income tax expense					5,598
					5,251
Net profit					14,353
					13,491
Depreciation and amortization					1,703
					1,459
Non-cash expenses other than depreciation and amortization					10
					14

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2017 and March 31, 2016.

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W/W-100022

Supreet Sachdev Partner	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director
Membership No. 205385
Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary